Exhibit 21.1

List of Subsidiaries
of
Blueknight Energy Partners, L.P.

Name of Subsidiary	State of Organization
BKEP Operating, L.L.C.	Delaware
BKEP Management, Inc.	Delaware
BKEP Crude, L.L.C.	Delaware
BKEP Storage, L.L.C.	Delaware
BKEP Pipeline G.P., L.L.C.	Delaware
BKEP Pipeline, L.P.	Texas
BKEP Materials, L.L.C.	Texas
BKEP Asphalt, L.L.C.	Texas